CANNEX TERMINATES LETTER AGREEMENT WITH JETTY EXTRACTS

VANCOUVER, BC, October 16, 2018 - Cannex Capital Holdings Inc. (CSE: CNNX / OTCQB: CNXXF) (“Cannex” or the “Company”) announces that the Company has terminated its binding letter agreement (the “Letter Agreement”), previously announced in its press release dated April 9, 2018, and subsequent disclosure, to acquire 100% of Ametrine Wellness dba Jetty Extracts (“Jetty”). Cannex continues to actively pursue opportunities in California and other US states.

Pursuant to the Letter Agreement, Cannex provided Jetty with US$3.5 million in bridge funding under a secured convertible note that allowed for an aggregate principal amount of up to US$5 million. Cannex expects that the US$3.5 million note, along with accrued interest, will be repaid in full by close of business October 17, 2018.

About Cannex Capital Holdings Inc.
Cannex Capital, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses in Washington State.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to the evaluation of new assets and businesses, future developments, the enforcement of all available rights and remedies provided to it under the Note, the repayment of the Note, and the business and operations of Cannex.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Due to these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.